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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 27 January 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	27 January 2005
Number	05/05

BHP BILLITON APPOINTS PRESIDENT METALLURGICAL COAL

BHP Billiton today announced the appointment of Dave Murray to a new position of President Metallurgical Coal, effective immediately.

Announcing the appointment, Carbon Steel Materials Group President, Bob Kirkby, said that the new position would provide a global focus for the coking coal business, with responsibility for all BHP Billiton's metallurgical coal operations and interests including Queensland Coal and Illawarra Coal in Australia and the Maruwai project in Indonesia, as well as marketing, strategy and business development.

Mr Murray will move from his current role as Chief Executive Officer of BHP Billiton Mitsubishi Alliance based in Brisbane, to Melbourne, and will join BHP Billiton's Executive Committee.

The announcement follows the recent appointments of Graeme Hunt to President BHP Billiton Iron Ore, with responsibility for the company's global iron ore operations, and Ian Ashby to President and Chief Operating Officer, Western Australian Iron Ore, reporting to Mr Hunt.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Background information

David Murray

Prior to his appointment as President Metallurgical Coal, Mr Murray was Chief Executive Officer, BHP Billiton Mitsubishi Alliance Coal from August 2001.

From 1999 to 2001, Mr Murray was Chief Executive Billiton Coal and from 1993 to 1999, he was Managing Director of Trans-Natal Coal Corporation/Ingwe Coal Corp.

Mr Murray started his career in 1978 as a Trainee Mining Engineer with Gencor Limited and has worked in the coal industry throughout. He serves as a director of the World Coal Institute and of the Queensland Mining Council.

Career

Chief Executive Officer, BHP Billiton Mitsubishi Alliance Coal 2001-2005; Chief Executive Billiton Coal, 1999-2001; Managing Director, Trans-Natal Coal Corporation/Ingwe Coal Corp. 1993-1999; Senior Manager Projects and Technical, Trans-Natal Coal Corporation, 1991-1993; Group Manager Projects, Trans-Natal Coal Corporation; Group Manager Technical, Trans-Natal Coal Corporation 1988-1989; Area Manager Operations, Trans-Natal 1988; Mine Manager/Acting General Manager, Optimum Colliery 1986-1987; Project Engineer, Trans-Natal 1984; Underground Manager, Matla Coal Limited 1982- 1984; Senior Technical Assistant, Matla Coal Limited 1982; Technical Assistant, Optimum Colliery 1980-1981; Miner/Shiftboss, Hlobane Colliery 1979-1980; Student/Trainee Mining Engineer, Gencor Limited 1978-1979.

Personal

BSc Civil Engineering, Natal University, South Africa, 1978

Post Graduate Diploma in Engineering, Pretoria University, South Africa, 1979

Advanced Executive Program, UNISA, 1985

Married with two children

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 27 January 2005